Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except ratios)
Earnings
Earnings before income taxes	$1,725,891	$2,027,083	$2,692,435	$2,253,315	$2,790,470
Plus: minority interests	80,840	110,650	219,121	293,501	313,921
Plus/(Less): losses/(earnings) from equity investments	(4,070)	(476)	17,690	24,618	36,920
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	30,645	36,571	40,351	55,381	146,360
Plus: amortization of capitalized interest	108	216	216	216	300
Plus: distributed income of equity investees	—	—	3,172	8,072	20,117
Less: interest capitalized	(1,310)	—	—	(3,700)	(10,020)
Less: minority interests in subsidiaries that have not incurred fixed charges	(80,840)	(110,650)	(219,121)	(293,604)	(314,277)

	$1,751,264	$2,063,394	$2,753,864	$2,337,799	$2,983,791

Fixed charges
Interest expense and amortization of bond issuance and settled swaps	30,645	36,571	40,351	55,052	144,845
Estimated interest on rent expense	—	—	—	329	1,515

Total Fixed Charges	30,645	36,571	40,351	55,381	146,360

Ratio of earnings to fixed charges	57.15	56.42	68.25	42.21	20.39